CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
For the month of December 2007
Pharmaxis Ltd
2/10 Rodborough Road,
Frenchs Forest, NSW 2086
Australia
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

ASX/NASDAQ Media Release	4 December 2007
PHARMAXIS COMMENCES OPERATIONS IN UNITED STATES
Pharmaxis (ASX:PXS, NASDAQ:PXSL) announced today that it has appointed Stephen Beckman as its North American Regional Director, and has established a subsidiary company to serve the North American market based in Philadelphia, Pennsylvania. The strategic U.S. presence will strengthen Pharmaxis’ expanding U.S. clinical and regulatory program, and prepare for the commercialization of both Aridol and Bronchitol in the U.S.
Mr. Beckman has more than 18 years of pharmaceutical industry experience in the U.S. and globally in the areas of sales, marketing, business development, partnership management, and strategic planning. He spent the past several years as President of a specialty company in the respiratory market and was previously Corporate Vice President of Global Franchise Management at Altana with over 2 billion in sales. Stephen also held progressively responsible positions with GlaxoSmithKline where he was Worldwide Director of Pulmonary Marketing, AstraZeneca, Fisons Pharmaceutical Corporation and he started his career with Marion Merrell Dow.
Chief Executive Officer of Pharmaxis, Alan Robertson, said “Stephen’s extensive commercial background and leadership qualities will be extremely valuable as Pharmaxis enters the U.S. market. We plan to commence two U.S. Phase III clinical trials of Bronchitol in the first quarter of 2008 and file a new drug application for Aridol with the U.S. Food and Drug Administration.”
– ends –

SOURCE:	Pharmaxis Ltd, Sydney, Australia
CONTACT:	Alan Robertson — Chief Executive Officer Ph: +61 2 9454 7200 or email alan.robertson@pharmaxis.com.au
RELEASED THROUGH:
United States:
Brandon Lewis, Trout Group, phone +1 646 378 2915 or email blewis@troutgroup.com
Australia:
Felicity Moffatt, phone +61 418 677 701 or email moffattf@healthpr.com
About Pharmaxis
Pharmaxis (ACN 082 811 630) is a pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and immune disorders. Its development pipeline of products include, Aridol for the management of asthma, Bronchitol for cystic fibrosis, bronchiectasis and chronic obstructive pulmonary disease (COPD) and PXS64 for the treatment of multiple sclerosis.
Founded in 1998, Pharmaxis is listed on the Australian Stock Exchange (symbol PXS), and on NASDAQ Global Market (symbol PXSL). The company is headquartered in Sydney at its TGA-approved manufacturing facilities. For more information about Pharmaxis, go to www.pharmaxis.com.au or contact Jane Sugden, Investor Relations +61 2 9454 7230.
Forward-Looking Statements
The statements contained in this media release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this media release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this media release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharmaxis Ltd (Registrant)
Date: 06 December 2007	By:	/s/ David McGarvey
		Name:	David McGarvey
		Title:	Chief Financial Officers